TRANSACTION BONUS AGREEMENT
This Transaction Bonus Agreement (this “Agreement”), dated as of _______ (the “Effective Date”), is by and between ______________ (the “Executive”), PFSweb, Inc., (“PFSW”) and Priority Fulfillment Services, Inc. (the “Company” and, together with the Executive PFSW, the “Companies”) (each a “Party,” and collectively, the “Parties”).
WHEREAS, the Companies are currently exploring a potential strategic alternatives, which may involve a transaction that could result in a Change of Control (as defined below) (a “Transaction”) pursuant to a definitive transaction agreement (a “Transaction Agreement”);
WHEREAS, the continuing efforts of the Executive are necessary to the successful performance of the ongoing operations of the Company and its subsidiaries and, should the Board of Directors of PFSW (the “Board”) authorize the Company to enter into any such Transaction, would be necessary to the successful negotiation and execution of a Transaction Agreement and consummation of the transactions contemplated by any such Transaction Agreement (the “Closing”); and
WHEREAS, as an inducement to the Executive to remain employed by the Company or PSFW, as the case may be, through the Closing of any Transaction, the Company has determined that, subject to and effective upon the Closing occurring with respect to such Transaction, the Executive shall be entitled to receive a transaction bonus on the terms and conditions described herein.
1. Transaction Bonus.
(a) In connection with a potential Transaction, the Company approved the granting of Transaction Bonuses, contingent upon a successful sale of PFSW being completed on or prior to December 31, 2022, or such later date as agreed by the Compensation Committee of the Board of Directors (the “Outside Closing Date”). The Executive shall be eligible to receive a transaction bonus (the “Transaction Bonus”) in cash in an amount equal to _______% of the transaction value (the “Transaction Value”) of the transaction, “transaction value” having the same meaning as set forth in the engagement letter with Raymond James, the banker working with the Company on the transaction. Except as set forth in Section 1(b) below, the Transaction Bonus shall be subject to (i) the Executive actively supporting and working towards the execution of a Transaction Agreement and the completion of all of the requirements necessary to consummate the Transaction, as reasonably determined by the Compensation Committee of the Board, prior to the Closing, (ii) the Executive continuing to be employed in good standing by the Company or PSFW, as the case may be, from the Effective Date through the Closing and (iii) the Closing of a Transaction occurring on or prior to the “Outside Closing Date.” If all of the foregoing conditions are satisfied, the Transaction Bonus shall be paid to the Executive in a single lump-sum payment as soon as administratively practicable following Closing, but in any event not later than thirty (30) days following Closing.
For the purposes of this Agreement, “Change of Control” means (i) the merger or consolidation of the Company with, or the sale of all or substantially all of the assets of the Company to, any other corporation or other entity, in each case, unless, following such merger, consolidation or sale (A) the voting securities of the Company outstanding immediately prior thereto continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving or purchasing entity (the “Surviving Entity”)) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or the Surviving Entity outstanding immediately after such merger, consolidation or sale; and (B) at least a majority of the members of the board of directors of the Surviving Entity were Incumbent Directors at the time of the execution of the initial agreement, or of the action of the Board, providing for such merger, consolidation or sale; or (ii) sale of an operating business segment of the Company for which the Employee is designated or allocated to perform services or is otherwise employed under.
(b) If the Executive’s employment is terminated by the Company prior to a Change of Control in connection with or in anticipation of such Change of Control the Executive shall be entitled to, and the Company shall be required to, subject to the Executive’s execution of a general release in favor of the Company that is reasonably acceptable to the Company (the “Release”) within (30) days following such termination (which release is not revoked), pay the Executive the Transaction Bonus on the later of (i) the Payment Date or (ii) forty-five (45) days following the Executive’s termination of employment; provided that the Closing of the Transaction occurs on or prior to the Outside Closing Date.
2. 280G Parachute Payments. If the Executive is a “disqualified individual,” as defined in paragraph (c) of Code Section 280G, then, notwithstanding any other provision of this Agreement or of any other agreement, contract, or understanding heretofore entered into by the Executive and the Company (an “Other Agreement”), except an agreement, contract, or understanding that expressly addresses Code Section 280G or Code Section 4999 (a “280G Agreement”), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Executive (or an employee group of which the Executive is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Executive (a “Benefit Arrangement”), if any of the payments or benefits provided or to be provided by the Company or its affiliates to the Executive or for the Executive’s benefit pursuant to the terms of this Agreement, all Other Agreements and all Benefit Arrangements ("Covered Payments") constitute parachute payments ("Parachute Payments") within the meaning of Code Section 280G and would, but for this Section, be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the "Excise Tax"), then prior to making the Covered Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to the Executive of the Covered Payments after payment of the Excise Tax to (ii) the Net Benefit to the Grantee if the Covered Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (i) above is less than the amount under (ii) above will the Covered Payments be reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax (that amount, the "Reduced Amount"). "Net Benefit" shall mean the present value of the Covered Payments net of all federal, state, local, foreign income, employment and excise taxes. Any such reduction shall be made in accordance with Section 409A of the Code and the following: (i) the Covered Payments which do not constitute nonqualified deferred compensation subject to Section 409A of the Code shall be reduced first; and (ii) the Covered Payments shall be reduced in a manner that maximizes the Grantee's economic position. In applying this principle, the reduction shall be made in a manner consistent with the requirements of Section 409A of the Code, and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero. The foregoing shall not be interpreted so as to restrict, reduce, amend or modify any of the existing terms and provisions of any 280G Agreement to which the Executive and the Company may be a party and any payment hereunder shall be entitled to the benefits thereof.
3. Entire Agreement. This Agreement contains the entire agreement between the Executive and the Company with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

4. Waiver and Amendments. This Agreement may be amended, modified, superseded, or canceled, and the terms and conditions hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the Party waiving compliance. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.
5. Governing Law; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Texas, without regard to conflicts of laws principles thereof. All disputes arising out of or related to this Agreement shall be submitted to the state and federal courts of Texas, and the Parties irrevocably consent to such personal jurisdiction and waive all objections thereto, but do so only for the purposes of this Agreement.
6. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.
7. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Party or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Parties or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
10. Section 409A. This Agreement is intended to be excepted from Section 409A as installment payments made during the short-term deferral period in compliance with Treasury regulation Section 1.409A-1(b)(4). To the extent this Agreement results in “nonqualified deferred compensation” subject to Section 409A, it is expressly intended that the Agreement shall comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended. To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that all payments hereunder shall comply with Section 409A. Notwithstanding the foregoing, the Company makes no representation that this Agreement complies with Section 409A and shall have no liability to the Executive for any failure to comply with Section 409A.
11. Tax Withholding. The Company shall have the right to deduct from any payment due under this Agreement, any applicable withholding taxes or other deductions required by law to be withheld with respect to such payment and to take such action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes.
12. Termination of Agreement. Notwithstanding anything to the contrary herein, if either (a) the Closing fails to be consummated by the Outside Closing Date or (b) the Executive’s employment terminates for any reason (other than an Anticipatory Termination) prior to the Closing, then this Agreement shall automatically terminate without any further action by the Parties hereto and this Agreement shall be null and void and have no further force and effect. Notwithstanding the foregoing, Section 2 of this Agreement shall survive the termination of this Agreement.

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have executed this Agreement as of the day and year first above mentioned.

PRIORITY FULFILLMENT SERVICES, INC.    EXECUTIVE
By:_________________________________        _________________________________
Name:                              Name:
Title:                               Executive